GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 OCT 21 AM 7:21

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2453/03/LTR

03032683

13 October 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 10 October 2003 (*S$700,000,000 MediumTerm Note Programme (the "Programme") – Series No. 013 for S$30,000,000 3.10% Per Annum Unsecured Fixed Rate Notes Due 2003*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

MASNET No. 31 OF 10.10.2003
Announcement No. 33

CITY DEVELOPMENTS LIMITED

S$700, 000, 000 Medium Term Note Programme (the "Programme") - SERIES NO. 013 FOR S$30, 000, 000 3.10% PER ANNUM UNSECURED FIXED RATE NOTES DUE 2003

We refer to the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2003 (the "Series No. 013 Notes") of City Developments Limited (the "Issuer") issued pursuant to the Programme on 12 October 2001 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that the maturity date of the Series No. 013 Notes is 13 October 2003 and the Series No. 013 Notes will accordingly be redeemed and cancelled on 13 October 2003 by the Issuer.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 10/10/2003 to the SGX